UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
(Translation of registrant’s name into English)

Rooms 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District Beijing, PRC 100006
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure and Appointment of Chief Financial Officer

On July 11, 2022, Ms. Yan Long tendered her resignation as Chief Financial Officer of Puhui Wealth Investment Management Co., Ltd. (the “Company”), effective immediately. Ms. Long’s resignation is due to personal reasons and not due to any disagreement or dispute with the Company or the Company’s board of directors (“Board”).

To fill the vacancy created by Ms. Long’s resignation, on July 11, 2022, the Board appointed Mr. Zhe Ji, the Chief Executive Officer of the Company, to serve as the Company’s Chief Financial Officer, effective immediately.

Mr. Ji, age 42, is the founder of the Company and has served as Chairman of the Board of Directors and Chief Executive Officer since its inception in 2013. Prior to founding the Company, Mr. Ji served as a senior broker at Credit Ease Wealth, another third-party wealth management company in China, from 2011 to 2013. Previously, he served as a member of China Bohai Bank from 2008 to 2011, Hang Seng Bank from 2006 to 2008, ABN AMRO Bank N.V from 2002 to 2005. Mr. Ji received a bachelor’s degree in commodity science from Beijing University of Technology in 2002.

Mr. Ji has no family relationships with any director or executive officer of the Company. Other than as disclosed in the Company’s filings with the Securities and Exchange Commission, including in the Company’s annual report on Form 20-F for the year ended June 30, 2021, there are no transactions between the Company and Mr. Ji that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: July 14, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

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